Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to the Pricing Supplement Addendum dated July 12, 2012,

the Pricing Supplement No. 1527 dated July  9, 2012 to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September  19, 2011, the General Terms Supplement dated March 22, 2012 and the Product Supplement No. 1065 dated September 19, 2011

The Goldman Sachs Group, Inc. $96,290,000 Leveraged Buffered S&P 500® Index-Linked Medium-Term Notes, Series D, due 2017

This pricing supplement addendum relates to $10,125,000 principal amount of notes, which we call the “second upsize notes,” which are being initially offered on the date of this pricing supplement addendum. $16,165,000 principal amount of the notes, which we call the “additional notes,” were initially offered on July 12, 2012, as described in the accompanying pricing supplement addendum dated July 12, 2012. $70,000,000 principal amount of the notes, which we call the “original notes,” were initially offered on July 9, 2012, as described in the accompanying pricing supplement no. 1527 dated July 9, 2012. The original notes, the additional notes and the second upsize notes have identical terms and conditions and have the same CUSIP (38143UY70) and ISIN (US38143UY705) numbers. In this pricing supplement addendum, the term “notes” means, collectively, the second upsize notes, the additional notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement addendum dated July 12, 2012, the accompanying pricing supplement no. 1527, the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated March 22, 2012 and the accompanying product supplement no. 1065 dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying pricing supplement no. 1527 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the second upsize notes were set on the trade date for the second upsize notes (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $984 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 1527.

Original issue date (settlement date): July 23, 2012	Original issue price: 100.00% of the face amount
Underwriting discount: 0.35% of the face amount	Net proceeds to the issuer: 99.65% of the face amount

We may decide to sell more notes after the trade date for the second upsize notes (July 18, 2012) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement addendum, the accompanying pricing supplement no. 1527, the accompanying prospectus supplement, the accompanying prospectus, the accompanying general terms supplement or the accompanying product supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated July 18, 2012

The Underlier

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of July 18, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.92%), Consumer Staples (11.37%), Energy (11.00%), Financials (14.32%), Health Care (12.11%), Industrials (10.29%), Information Technology (19.59%), Materials (3.38%), Telecommunication Services (3.27%) and Utilities (3.76%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. In addition, Standard & Poor’s has updated its policies with respect to the S&P 500® Index such that certain de minimis merger and acquisition related changes may be computed and implemented quarterly and no adjustment to the divisor will be made if a spun-off company is added to the index but no company is removed. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2012
Quarter ending September 30 (through July 18, 2012)	1,374.02	1,334.76	1,372.78

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the second upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the second upsize notes against payment therefor in New York, New York on July 23, 2012, which is the third scheduled business day following the date of this pricing supplement addendum and of the pricing of the second upsize notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the second upsize notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such second upsize notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.